Mail Stop 0306

February 17, 2005



Via: US Mail and Facsimile to (408) 399-3509


Mr. William R. Walker
Vice President, Finance and Chief Financial Officer
HI/FN, Inc.
750 University Avenue
Los Gatos, CA  95032

	RE:	HI/FN, Inc.
		Form 10-K for the fiscal year ended September 30, 2004 Form 10-Q for the quarter ended December 31, 2004
      File No. 000-24765

Dear Mr. Walker:

      We have reviewed your response to our letter dated January
14,
2005 and have the following additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-Q for the quarterly period ended December 31, 2004

Item 4. Controls and Procedures - Page 27
1. We note your statement that your disclosure controls and procedures were effective "subject to the limitations noted above."
Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective. Or, if true, you can state that your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

2. We note your disclosure in the first paragraph that "there can be no assurance that any design [of a system of disclosure controls and procedures] will succeed in achieving its stated goals under all potential future conditions (emphasis added)." If you elect to retain this qualifying disclosure, please revise to also disclose, if true, that your system of internal control over financial reporting is designed so as to provide reasonable assurance that the objectives of the system will be met. In addition, if the first paragraph of your disclosure is retained, please also disclose, if true, that the design and operation of your system of internal controls does in fact provide reasonable assurance in achieving the objectives of the system. For guidance, refer to Part II.F.4 of Release No. 33-8238.

3. We note your statement that your disclosure controls and procedures were effective "to ensure that material information... is made known to management... as appropriate to allow timely decisions regarding required disclosure." Please note that all language that appears following the word "effective" must be consistent with the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Please revise your disclosure accordingly.

4. Please revise to delete the reference to "other factors that significantly affect your internal controls," and clarify whether there was any change in your internal control over financial reporting during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Also revise to remove the reference to Item 4(a) and clarify the portion of your disclosure to which you are referring readers.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
824-5529 or me, at (202) 942-1931 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 942-1791 with any other concerns.


							Sincerely,


							Angela Crane
							Review Accountant
??

??

??

??

Mr. William R. Walker
HI/FN Inc.
February 17, 2005
Page 1